NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES EXTENDS TENDER OFFER FOR ALL OUTSTANDING PREFERRED SHARES OF

MPG OFFICE TRUST, INC.

NEW YORK, September 30, 2013 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) announced today that DTLA Fund Holding Co. and Brookfield DTLA Fund Properties Holding Inc., both direct wholly owned subsidiaries of the DTLA Fund (defined below), are extending their previously announced cash tender offer to purchase all outstanding shares of preferred stock of MPG Office Trust, Inc. (MPG: NYSE) until 5:00 p.m., New York City time, on Friday, October 4, 2013. BPO previously announced its intention to acquire MPG pursuant to a merger agreement, dated as of April 24, 2013, by and among Brookfield DTLA Holdings LLC, a newly formed fund controlled by BPO (the DTLA Fund), Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG and MPG Office, L.P. Upon the closing of the tender offer, preferred stockholders of MPG will receive $25.00 in cash for each share of MPG preferred stock validly tendered and not validly withdrawn in the offer, without interest and less any required withholding taxes. Shares of MPG preferred stock that are tendered and accepted for payment in the tender offer will not receive any accrued and unpaid dividends on those shares.

The tender offer had been previously set to expire at 12:00 midnight, New York City time, at the end of Monday, September 30, 2013. Except for the extension of the expiration date, all other terms and conditions of the tender offer remain unchanged.

The Depositary and Paying Agent for the tender offer is American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219. The Information Agent for the tender offer is MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016. The tender offer materials may be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc. or by calling (800) 322-2885. Fried, Frank, Harris, Shriver & Jacobson LLP is acting as legal advisor to BPO.

Based on information received from the Depositary, as of September 27, 2013, approximately 86,201 shares of MPG preferred stock had been tendered and not withdrawn from the offer.   Stockholders who have already tendered their shares do not have to re-tender their shares or take any other action as a result of the extension of the expiration date.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 109 properties totaling 80 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York City, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Important Information

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities or the registration of any securities. The solicitation and the offer to buy shares of MPG preferred stock is being made pursuant to a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials filed by BPO and a subsidiary with the U.S. Securities and Exchange Commission (SEC) on June 14, 2013, as amended from time to time. MPG has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the SEC. In addition, Brookfield DTLA Fund Office Trust Investor Inc. (Sub REIT), a company that has been established in connection with the transaction, has filed an initial registration statement with the SEC relating to preferred stock of Sub REIT that will be issued to holders of existing MPG preferred stock who do not tender into the tender offer. INVESTORS AND HOLDERS OF PREFERRED STOCK ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS THE REGISTRATION STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SUB REIT THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES.

All of those materials (and all other materials filed or furnished by MPG, BPO or Sub REIT with the SEC) are available at no charge from the SEC through its website at www.sec.gov. The Schedule TO (including the offer to purchase and related materials), the Schedule 14D-9 (including the solicitation/recommendation statement) and the registration statement may also be obtained for free by contacting MacKenzie Partners, Inc., the Information Agent for the tender offer, toll free at (800) 322-2885.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets; uncertainties of real estate development or redevelopment; dependence on management personnel; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; catastrophic events; and other risks and factors relating to the proposed transaction including, but not limited to, the possibility that various closing conditions for the transaction may not be satisfied or waived; failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of BPO and MPG; the outcome of litigation which may arise in connection with the transaction; and the impact of legislative, regulatory and competitive changes and other risk factors relating to the real estate industry, as detailed from time to time in the reports of BPO and MPG filed with the SEC and the Canadian securities regulatory authorities, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Office Properties Contacts

Media Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Investor Contact: Matt Cherry, Director, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com